SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2006

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection withRule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Scopus’ press release, dated August 3, 2006, announcing second quarter 2006 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The pro-forma results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the pro forma information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995).

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ David Mahlab —————————————— David Mahlab Chief Executive Officer

By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: August 3, 2006

3

Press Release

Scopus Announces Second Quarter Results

Record Quarterly Revenues Growing 12% over Q2 ‘05

TEL AVIV – August 3, 2006 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced its results for the second quarter ending June 30, 2006.

Second Quarter 2006 Highlights:

—	Record revenue growing 12% compared to the second quarter of 2005 and 9% sequentially.
—	Received an initial order for the UID-2912 Dense Edge Decoder from a leading U.S. Multi-Service Operator (MSO).
—	Traction continues in Asia-Pacific, Europe and Africa.

Revenue in the second quarter of 2006 was $12.4 million, up 12% from $11.1 million in the second quarter of 2005. The breakdown of revenue by region was 62% million in EMEA, 17% million in Asia and Pacific Rim and 21% million in the Americas.

Gross profit in the second quarter of 2006 was $6.1 million compared with $5.6 million, as reported in the second quarter of 2005. Gross profit as a percentage of revenues was 49% compared with 50% in the second quarter of 2005.

Pro-forma net loss, which excludes stock based compensation expenses, was $0.7 million or $0.05 per share compared to a net loss of $1.4 million or $0.64 per share as reported in the second quarter of 2005.

Net loss on a GAAP basis for the second quarter of 2006 was $1.2 million, or $0.09 per basic share, an improvement from a net loss of $1.4 million or $0.64 per basic share in the comparable quarter of 2005.

The Company ended the second quarter with cash and equivalents of $32 million, compared with $32 million on March 31, 2006.

David Mahlab, CEO of Scopus said, “Our second quarter set a new record in terms of revenue. Over 80% of the revenue came from repeat orders. Our US sales in the first half of this year grew 70% compared with last year and we are seeing significant traction for our products. Going forward, the pace of the US business, however, is likely to be somewhat slower than our original expectations. We are in the process of qualifying our IVG splicing product at a number of US Tier-1 operators, though this is taking longer than we had originally anticipated.”

Mr. Mahlab concluded, “The rest of the world is growing inline with our expectations. We are seeing growing demand, strong sales and a growing pipeline in the geographies where we are particularly strong, including Russia, India, the Far East.”

Conference Call Details
The Company will be hosting a conference call today, August 3rd at 9:00am EDT. On the call, management will review and discuss the second quarter results in more detail and will provide its outlook for the remainder of 2006.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 229 7198
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Scopus’s website, at: www.scopus.net

About Scopus Video Networks
Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. Scopus offers products that support digital television, HDTV, live event coverage and content distribution.

Scopus provide a comprehensive digital video networking product offering, including intelligent video gateways, encoders, decoders and network management products. Scopus’ products are designed to allow network operators to increase service revenue, improve customer retention and minimize capital and operating expenses.

Scopus’ customers are network operators such as satellite, cable and telecom service providers and terrestrial broadcasters. Scopus’ products are used by hundreds of network operators worldwide. For more information visit: www.scopus.net

Contacts:
Scopus Corporate Contact:	Investor Relations Contacts:
Moshe Eisenberg	GK Investor Relations
Tel: +972-3-9007700	Ehud Helft / Kenny Green
ir@scopus.net	Tel: 1 866 704 6710
Ehud@gkir.com / Kenny@gkir.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general, and video-over-IP and the acceptance of our IVG products in particular, the ability to increases sales of newer products, the successful expansion of sales in the United States and with larger cable operators, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

Tables to follow

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED BALANCE SHEET
(Dollars in thousands, except share and per share data)

	June 30,		December 31, 2005
	2006	2005
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$32,008	$10,800	$33,644
Trade accounts receivable (net of allowance for doubtful
accounts of $841, $1,213 and $878 respectively)	11,499	9,953	11,509
Inventories	11,119	8,015	8,452
Other receivables and current assets	1,733	2,088	1,453

Total current assets	56,359	30,856	55,058

Fixed assets, net	2,658	2,185	2,399

Deposits in general severance fund	188	165	172

Other assets	114	91	105

TOTAL ASSETS	$59,319	$33,297	$57,734

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,		December 31, 2005
	2006	2005
	(Unaudited)

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade accounts payable	$8,639	$8,853	$5,493
Other payables and current liabilities	6,364	8,865	$7,871

Total current liabilities	15,003	17,718	13,364

Liabilities for vacation and severance pay	1,810	1,696	1,624

SHAREHOLDERS' EQUITY:
Ordinary shares	4,287	1,078	4,241
Series A Preferred shares	-	696	-
Series B Preferred shares	-	1,210	-
Additional paid-in capital	72,937	45,712	72,576
Deferred stock-based compensation	-	(1,235)	(942)
Accumulated deficit	(34,718)	(33,578)	(33,129)

TOTAL SHAREHOLDERS' EQUITY	42,506	13,883	42,746

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$59,319	$33,297	$57,734

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Six month-period ended June 30,		Three month-period ended June 30,		Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5	2 0 0 5
	(Unaudited)		(Unaudited)

Revenues	$23,772	$21,251	$12,396	$11,079	$44,791
Cost of revenues	11,992	11,806	6,266	5,511	22,593

Gross profit	11,780	9,445	6,130	5,568	22,198
Research and development expenses, net of grants from the OCS	5,023	5,412	2,665	2,544	10,124
Sales and marketing expenses	6,251	6,870	3,472	3,887	13,191
General and administrative expenses	2,567	1,654	1,354	756	3,024

Operating Loss	(2,061)	(4,491)	(1,361)	(1,619)	(4,141)
Financing income, net	491	215	160	196	346

Loss before income taxes	(1,570)	(4,276)	(1,201)	(1,423)	(3,795)
Income tax expense	(19)	(23)	(11)	(13)	(55)

Net Loss	(1,589)	(4,299)	(1,212)	(1,436)	(3,850)

Net loss	(1,589)	(4,299)	(1,212)	(1,435)	(3,850)
Dividend on preferred shares	0	(670)	0	(335)	(1,285)

Net loss attributable to ordinary shares	(1,589)	(4,969)	(1,212)	(1,770)	(5,135)

Basic and diluted net (loss) per ordinary share	(0.12)	(1.80)	(0.09)	(0.64)	(1.60)

Weighted average number of ordinary shares outstanding
used in basic and diluted loss per ordinary share
calculation	13,118,245	2,759,213	13,131,523	2,759,213	3,216,786

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, 1st floor, Princeton NJ, 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com